September 25, 2018

Via E-mail
Martin C. Glass, Esq.
Jenner & Block LLP
919 Third Avenue
New York, New York 10022

       Re:    Nevsun Resources Ltd.
              Schedule 14D-1F
              Filed September 14, 2018 by Zijin Mining Group Co. Ltd. File No. 5-85195

Dear Mr. Glass:

      We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-1F, unless otherwise indicated.

Schedule 14D-1F

1. We note the disclosure on page ii and 21 indicating that the Offeror may acquire beneficial ownership of Nevsun Shares outside the tender offer (through the facilities of the TSX and NYSE MKT) during the pendency of the Offer. Please advise how such purchases are consistent with Exchange Act Rule 14e-5. To the extent the Offeror is relying upon Rule 14e-5(b)(12), please advise how each of the specified conditions therein have been or will be satisfied.

Forward Looking Statements, page iii

2. We note the reference to "forward-looking statements" within the meaning of Applicable
       Securities Laws, which includes United States securities Laws. We remind you that the safe harbor protections for forward-looking statements contained in the U.S. federal
 Martin C. Glass, Esq.
Jenner & Block LLP
September 25, 2018
Page 2

       securities laws do not apply to statements made in connection with a tender offer. See
       Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Also see Question 117.05
       of the Compliance and Disclosure Interpretations for Going Private Transactions,
       Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009). Please revise accordingly and ensure future filings filed in connection with this transaction comply with this comment.

Conditions of the Offer, page 16

3. We note the disclosure in clause (d)(i) of this section, including the language that "with respect to an Eritrean Governmental Entity, no act, action, suit, demand, proceeding, objection or opposition shall have been... threatened before or by any Eritrean
       Governmental Entity, whether or not having the force of law: which...negatively impacts the ability of the Offeror to proceed with...the Offer..." (emphasis added). A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the Offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. To avoid the potential implication that that these conditions may be triggered at the election of the Offeror or that the Offeror may conduct an illusory offer in potential contravention of Exchange Act Section 14(e), please revise this condition to include an objective standard, such as a standard of reasonableness, against which the
       Offeror's discretion may be judged.

4. Disclosure in the first full paragraph on page 17 following the enumerated conditions indicates that the Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including, without limitation, any action or inaction by the Offeror giving rise to any such assertions). The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the Offeror. Please revise to remove the implication that the conditions may be triggered at the election of the Offeror.

5. We also note the disclosure in this same paragraph indicating that the Offeror may waive any of the foregoing conditions in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time (emphasis added), without prejudice to any other rights which the Offeror may have. Similar disclosure is found in the second whole paragraph on page 16 indicating that the Offeror "shall have the right to withdraw the Offer...if the following conditions are not satisfied or waived by the
       Offeror in whole or in part at or prior to the Expiry Time or such...later time during which Nevsun Shares may be deposited under the Offer, excluding the 10-day Mandatory
       Extension Period or any extension thereafter..." (emphasis added). Please describe the circumstances pursuant to which the Offeror may assert or waive conditions after expiration of the Offer, other than conditions relating to the receipt of government regulatory approvals necessary to complete the Offer.
 Martin C. Glass, Esq.
Jenner & Block LLP
September 25, 2018
Page 3

6. We also note the disclosure in this same paragraph relating to the Offeror's failure to exercise or assert the rights described in this section. This language suggests that if a condition is triggered and the Offeror fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a
       Offeror decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Please advise us as to your understanding of the Offeror's obligation, if any, under Applicable Securities Laws, to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, please advise us as to your understanding of the Offeror's obligation under Applicable Securities Laws to inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

7. We also note the disclosure that indicates, "[a]ny determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding for all purposes." Notwithstanding the disclaimer on the top of page v, please advise us as to what consideration you gave to revising the disclosure to indicate that security holders may challenge the Offeror's determinations in a court of competent jurisdiction.

                                                *   *   *

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                               Sincerely,

                                                               /s/ Perry J.
Hindin

                                                               Perry J. Hindin
                                                               Special Counsel
                                                               Office of
Mergers and Acquisitions